SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2002

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: October 29, 2002
Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

29 October 2002

Novo Nordisk

Financial statement for the first nine months of 2002

•	Sales increased by 7% to DKK 18,479 million in the first nine months of 2002 compared to the first nine months of 2001. Sales increased by 10% measured in local currencies.

•	Diabetes care sales increased by 7% to DKK 12,967 million.

•	Haemostasis management sales increased by 17% to DKK 2,635 million.

•	Growth hormone therapy sales increased by 1% to DKK 1,553 million.

•	Hormone replacement therapy sales decreased by 3% to DKK 1,007 million.

•	For the third quarter of 2002 alone sales increased by 8% to DKK 6,445 million compared to the third quarter last year. Sales increased by 13% measured in local currencies.

•	Operating profit increased by 6% to DKK 4,374 million in the first nine months of 2002. Operating profit increased by 9% to DKK 1,518 million in the third quarter alone. Adjusted for non-recurring items in the third quarter of 2001, operating profit grew by 20% in the third quarter of 2002 compared to the same period in 2001.

•	Lars Rebien Sørensen, president & CEO, said, “The strong performance in the third quarter confirms that we are on track to deliver our expectations for the full year, even though the currency environment has become increasingly negative for Novo Nordisk.”

•	Novo Nordisk reaffirms its expectations of growing operating profit by 5–10% in 2002, although towards the lower end of the range if exchange rates do not improve from present levels.

•	Preliminary plans for 2003 indicate that growth in operating profit in local currencies will live up to the long-term objective of growing operating profit by 15%. However, if the present currency exchange rates prevail throughout the full year of 2003, the growth in operating profit for 2003 measured in Danish kroner will be reduced by around 5 percentage points.

Stock Exchange Announcement No 19 / 2002	Page 1 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Novo Nordisk

Financial statement for the first nine months of 2002*

     The accounting policies applied by Novo Nordisk are in accordance with the Danish Company Accounts Act of 7 June 2001 and the accounting regulations for companies listed on the Copenhagen Stock Exchange. In 2001 the accounting policies were changed to comply with the new Danish Company Accounts Act, and comparative figures have been adjusted.

			%change
			9M 2001 to
	9M 2002	9M 2001	9M 2002

	(Amounts in DKK million except earnings per share,
	number of shares outstanding and number of employees.)

Net turnover**	18,479	17,316	7%
Gross profit	13,699	12,868	6%
Gross margin	74.1%	74.3%
Sales and distribution costs	5,629	5,297	6%
Percent of sales	30.5%	30.6%
Research and development costs	3,036	2,787	9%
Percent of sales	16.4%	16.1%
Administration costs	1,371	1,342	2%
Percent of sales	7.4%	7.8%
Licence fees and other operating income	711	688	3%
Operating profit	4,374	4,130	6%
Operating margin	23.7%	23.9%
Net financials	123	334	(63%)
Profit before tax	4,497	4,464	1%
Tax	1,574	1,607	(2%)
Minority interests	5	—	—
Net profit	2,928	2,857	2%
Depreciation and amortisation	897	808	11%
Shareholders’ funds	22,000	18,788	17%
Total assets	32,101	28,774	12%
Equity ratio	68.5%	65.3%
Number of full-time employees end of quarter	18,041	16,074	12%
Earnings per share (in DKK) ***	8.44	8.27	2%
Diluted earnings per share (in DKK) ***	8.38	8.21	2%
Average number of A and B shares outstanding (million) diluted	349.5	348.1	—

*	Financial statements on a quarterly basis in DKK and EUR are provided in Appendices 1 and 2.

**	A detailed breakdown of turnover by geographical and therapeutic areas is provided in Appendix 3.

***	In accordance with the company’s accounting policies earnings per share and diluted earnings per share for the first nine months of 2002 have been calculated based on an average number of shares of 346,850,236 and 349,509,104 respectively.

Stock Exchange Announcement No 19 / 2002	Page 2 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

FIRST NINE MONTHS OF 2002

     Novo Nordisk’s operating profit was DKK 4,374 million in the first nine months of 2002, 6% higher than in the first nine months of 2001. The growth is based on a 7% growth in both sales and total costs and a 3% growth in licence fees and other operating income.

     Net financials were DKK 123 million compared to DKK 334 million in the first nine months of 2001. The tax rate for the period was 1 percentage point lower than in 2001, hence net profit increased by 2% to DKK 2,928 million.

SALES

     Sales increased by 7% to DKK 18,479 million from DKK 17,316 million in the first nine months of 2001. In local currencies, sales increased by 10%.

Sales growth first nine months of 2002 versus first nine months of 2001	Sales split first nine months of 2002

     In the first nine months of 2002 growth was primarily driven by sales within diabetes care and haemostasis management and geographically by sales in North America, International Operations (countries outside Europe, North America and Japan & Oceania) and Europe.

Diabetes care

     Sales of diabetes care products grew by 7% to DKK 12,967 million from DKK 12,148 million in the first nine months of 2001. In local currencies, sales increased by 11%. Diabetes care products encompass: insulin (eg Novolin®), insulin analogues (NovoRapid®/NovoLog®, NovoMix® 30/NovoLog® Mix 30), insulin delivery systems (eg NovoPen®, InDuo®, NovoLet®, FlexPen®, InnoLet®) and oral antidiabetic products (NovoNorm®/Prandin® and GlucoFormin®).

Insulin and delivery systems

     Sales of insulin and delivery systems increased by 6% measured in Danish kroner and by 10% in local currencies. Growth for the first nine months was primarily realised in International Operations and Europe followed by North America, whereas sales in Japan & Oceania decreased slightly. Novo Nordisk’s sales of insulin analogues increased to DKK 752 million (+157%) in the first nine months of 2002.

Europe

     The development in sales of insulin and delivery systems in the first nine months of 2002 was negatively influenced by an inventory build-up in a number of European countries in

Stock Exchange Announcement No 19 / 2002	Page 3 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

the fourth quarter of 2001, followed by a corresponding de-stocking in the first quarter of 2002. This has affected sales in the first nine months of 2002 negatively by approximately DKK 150 million, and as a result sales only grew by 5% relative to the first nine months of 2001.

     NovoRapid®, the rapid-acting insulin analogue, has now been launched in all major European countries and the European market share of NovoRapid® continues to increase.

     NovoMix® 30, a new, dual-acting insulin analogue, was launched in Finland and Spain in the third quarter of 2002 and has now been launched in 12 countries in Europe. Novo Nordisk still expects this product to be on the market in most European countries by year-end 2002.

North America

     In North America sales of insulin and delivery systems increased by 10% in the first nine months of 2002. Measured in local currencies sales in North America increased by 14%.

     This development was primarily driven by sales of human insulin in vials and NovoLog® (the US brand name for NovoRapid®), but was also positively influenced by planned inventory build-up at wholesaler level of the recently launched products, the dual-acting insulin analogue NovoLog® Mix 30 (the US brand name for NovoMix®) and disposable insulin doser InnoLet®.

Japan & Oceania

     Sales of insulin and delivery systems in the Japan & Oceania region decreased by 3%, whereas sales in Japan decreased by 4%. Adjusted for the effect of a 7% depreciation on average of Japanese yen versus Danish kroner for the first nine months of 2002, sales in Japan increased by 3%, partly reflecting the mandatory price reduction in April this year and a more competitive environment in Japan.

International Operations

     Sales of insulin and delivery systems outside Europe, North America and Japan & Oceania increased by 19% in the first nine months of 2002. The acquisition of the Brazilian pharmaceutical company Biobrás at the end of January 2002 contributed to growth. Sales growth in the first nine months was significantly impacted by a negative currency environment, especially Turkish lira (TRL), Argentinean peso (ARS), Brazilian real (BRL) and South African rand (ZAR).

     NovoRapid® was launched in 10 countries in the third quarter and is still expected to be launched in several more countries in International Operations before the end of the year.

Oral antidiabetic products (OAD)

     Sales of OAD amounted to DKK 1,242 million, an increase of 9% compared to the first nine months of 2001. In the third quarter sales grew by 21% compared to the same period last year, driven by sales in North America, which were positively impacted by wholesalers’ inventory build-up during the third quarter, and by sales in Europe and the International Operations area. Sales growth was partly driven by GlucoFormin® (generic metformin), which has been included in Novo Nordisk’s portfolio of products in Brazil via the acquisition of Biobrás.

Stock Exchange Announcement No 19 / 2002	Page 4 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Haemostasis management

     Sales within haemostasis management (NovoSeven®) increased by 17% to DKK 2,635 million from DKK 2,253 million in the first nine months of 2001. Measured in local currencies sales increased by 20%.

     Sales growth in the first nine months of 2002 for NovoSeven® was primarily realised in the US, followed by Europe, International Operations and Japan & Oceania.

     Several factors contributed to the sales growth of NovoSeven® in the first nine months of 2002. The largest segment for NovoSeven® is the use of the product for congenital bleeding disorders, and this segment is still delivering the predominant part of growth in sales. In addition, the increased awareness of the benefit of using NovoSeven® in connection with acquired haemophilia has led to an increased use of NovoSeven® for this patient group. Finally, sales are also perceived to have been positively affected by increased investigational use of NovoSeven®.

     In terms of the areas of use, NovoSeven® has traditionally been used in connection with acute bleeding episodes and that is still the largest area and driver of growth. Also usage of NovoSeven® in connection with elective surgery has been increasing over the past years and also during the first nine months of 2002 this area contributed to growth.

Growth hormone therapy

     Sales of human growth hormone products increased by 1% to DKK 1,553 million from DKK 1,538 million in the first nine months of 2001. Sales outside Japan increased by 13% supported by the roll-out of Norditropin® liquid/Norditropin® SimpleXx® in North America and in Europe.

     Sales in Japan measured in Danish kroner decreased by 13% partly due to the 7% depreciation on average of the Japanese yen versus Danish kroner. Measured in local currency, sales in Japan decreased by 6%, reflecting a mandatory price reduction as well as increased competition in general and slightly negative overall market development.

Hormone replacement therapy

     Sales of hormone replacement therapy products decreased by 3% to DKK 1,007 million from DKK 1,042 million in the first nine months of 2001. This is primarily due to a decrease in sales for Europe, reflecting increased parallel trading and lower overall demand for treatment with hormone replacement products. This is particularly due to a recently published US study. Novo Nordisk products are low-dose preparations containing natural oestrogen and consequently the findings of the study are not considered relevant to the Novo Nordisk product portfolio. Outside Europe sales increased in the first nine months in all regions.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

     The cost containment programme implemented after the first quarter of 2002 is progressing as planned.

     Total costs, excluding financial costs and tax, grew by 7% in the first nine months of 2002 to DKK 14,816 million. The gross margin decreased by approximately 0.2 percentage point compared to the first nine months of 2001. The decrease can primarily be related to the negative development in major invoicing currencies versus EUR and DKK as Novo Nordisk’s production cost base is primarily DKK and EUR denominated. In addition the development can be attributed to an increased number of employees related to the ongoing investments in new insulin and NovoSeven® manufacturing facilities.

Stock Exchange Announcement No 19 / 2002	Page 5 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

     Sales and distribution costs increased by 6% to DKK 5,629 million. This primarily reflects the expansion of the sales force in the US and the roll-out of NovoMix® in Europe as well as the recent launch of NovoLog® Mix 30 and InnoLet® in the US.

     Research and development costs grew by 9% to DKK 3,036 million. This primarily reflects costs related to the development projects NN304 (long-acting insulin analogue), NN1998 – AERx® iDMS (pulmonary insulin) and the new indications for NovoSeven®, but also costs associated with the clinical development of NN622 (dual-acting insulin sensitiser) which was suspended on 22 July 2002.

     Administration costs for the first nine months amounted to DKK 1,371 million, a 2% increase relative to the first nine months of 2001.

     Included in total costs are depreciation and amortisation of DKK 897 million, up from DKK 808 million in the same period of 2001.

     In total, licence fees and other operating income amounted to DKK 711 million in the first nine months compared to DKK 688 million in 2001. In the third quarter of 2002 licence fees and other operating income was realised at DKK 117 million, down from DKK 231 million in 2001, which included a one-off payment from Novartis related to the now terminated collaboration agreement for NN622 in North America.

NET FINANCIALS AND TAX

     Net financials showed a net income of DKK 123 million in the first nine months of 2002 compared to DKK 334 million in the first nine months of 2001. Novo Nordisk recorded a net foreign exchange gain of DKK 130 million, primarily relating to the hedging of the US dollar and Japanese yen, compared to a gain of DKK 238 million in the first nine months of 2001. The gain on foreign exchange hedging has in 2002 partly been counterbalanced by currency losses on non-hedged positions in various currencies primarily related to International Operations. Net interest income was DKK 23 million in the first nine months of 2002 compared to DKK 115 million in the first nine months of 2001, whereas other financial items were recorded as a net expense of DKK 30 million compared to DKK 19 million in the first nine months of 2001.

     The effective tax rate for the first nine months was 35%, leading to a total tax expense of DKK 1,574 million for the first nine months of 2002.

SHAREHOLDERS’ FUNDS

     Total shareholders’ funds were DKK 22,000 million at the end of the first nine months of 2002, equalling 68.5% of total assets, compared with 69.7% at 31 December 2001.

Shareholders’ funds at 31 December 2001	DKK	20,137	million
Net profit for the period	—	2,928	—
Purchase of own shares	—	(20)	—
Sale of own shares (employee shares)	—	38	—
Dividends paid	—	(1,161)	—

Stock Exchange Announcement No 19 / 2002	Page 6 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Other adjustments	—	78	—

Shareholders’ funds at 30 September 2002	DKK	22,000	million

Minority interests at 30 September 2002	DKK	24	million

Holding of own shares

     At the end of the third quarter of 2002, Novo Nordisk A/S and its wholly-owned affiliates owned 7,813,341 of its own B shares corresponding to a total nominal value of DKK 15,626,682 or 2.20% of the total share capital.

UPDATE ON THE RESEARCH & DEVELOPMENT PORTFOLIO

Development -diabetes care
 Novo Nordisk has completed the clinical phase 2 development of the oral antidiabetic agent NN2344, documenting a dose-dependent significant reduction in blood glucose levels. The overall profile of the compound is currently being assessed and is expected to be ready in the first quarter of 2003.

Development — haemostasis management
 Novo Nordisk is committed to developing NovoSeven® into becoming the first general haemostatic agent. To support this ambition the company has initiated several clinical studies within the areas of bleeding in emergency situations and for elective surgery – referred to as the NovoSeven® expansion programme.

     The expansion programme study investigating the effect of NovoSeven® on upper gastrointestinal bleeding in patients with liver disease has recently been concluded and for the first time, in a Novo Nordisk controlled study, NovoSeven® has demonstrated a haemostatic effect in an area outside the congenital bleeding disorders. Analyses of acute variceal bleedings in patients with mild liver disease revealed a good response to standard therapy. However, approximately one-fifth within the moderate to severe liver disease patient group were not adequately treated with standard therapy, and for these patients addition of NovoSeven® led to improvement in both haemostasis and a composite end point, consisting of acute bleeding, re-bleeding and mortality. Novo Nordisk is currently analysing how to further optimise the dosing regimen in liver patients with upper gastrointestinal bleedings.

     Due to very slow recruitment of patients in the study on the use of NovoSeven® in patients treated with oral anticoagulant therapy, the resources targeting this patient group will be redirected. Further studies of acute bleedings in patients undergoing oral anticoagulant therapy will be carried out as part of other clinical programmes within the NovoSeven® expansion programme in the future.

     The exploratory dose-escalation safety study of NovoSeven® in patients with intracerebral haemorrhage has been completed and the results support continued development within this indication. A study aimed at showing a haemostatic effect of NovoSeven® in this patient population has been initiated.

     The recent findings both in terms of safety and efficacy confirm the potential of NovoSeven® to become a general haemostatic agent. Novo Nordisk expects to report from the next study in the expansion programme – the use of NovoSeven® in cirrhotic patients undergoing liver resection – in the first half of 2003.

Research

Stock Exchange Announcement No 19 / 2002	Page 7 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

     As part of the early stage research activities in Novo Nordisk, the company in September 2001 exercised options to license three proteins from ZymoGenetics in the research phase, including interleukin 20 (IL-20; inflammation) and interleukin 21 (IL-21; cancer). Interleukin 21 has now been selected as a candidate for development and will as such enter preclinical development.

OUTLOOK

     The negative development in important currency exchange rates since August 2002 (primarily the Japanese yen and Brazilian real) has reduced Novo Nordisk’s sales growth expectations by approximately 1 percentage point, and sales growth for 2002 is consequently now expected at the lower end of the range of 6–8%.

     Despite the currency impact, Novo Nordisk reaffirms its expectation of growing operating profit by 5–10% in 2002, although towards the lower end of the range if exchange rates do not improve from present levels.

     As Novo Nordisk has hedged all cash flows for the rest of 2002 in relation to USD, JPY and GBP, the negative influence from the depreciation of those currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials. Net financial income is expected at the level of DKK 250 million for the year.

     The expectations for sales growth, operating profit growth and net financials are all provided that currency exchange rates remain at the current levels for the rest of 2002.

     For 2002 Novo Nordisk still expects the tax rate to be 35%, 1 percentage point lower than the tax rate realised in 2001.

     Novo Nordisk still plans to invest DKK 4.5 billion in new production facilities in 2002 and depreciation and amortisation for 2002 are expected to be realised at the level of DKK 1.2 billion.

     Investments for the year 2002 are still expected to exceed cash contribution from operations, and Novo Nordisk therefore still expects a slightly negative free cash flow in 2002.

     Preliminary plans for 2003 indicate that growth in operating profit in local currencies will live up to the long-term objective of growing operating profit by 15%. However, if the present currency exchange rates prevail throughout the full year of 2003, the growth in operating profit for 2003 measured in Danish kroner will be reduced by around 5 percentage points.

SOCIAL, ENVIRONMENTAL AND ETHICAL ISSUES

     Novo Nordisk has been selected as an index component for Dow Jones Sustainability World Indexes (DJSI World) and Dow Jones STOXX Sustainability Indexes (DJSI STOXX). In the DJSI World, Novo Nordisk this year tops the pharmaceuticals Industry group. The Dow Jones benchmark rating is based on a scrutiny of companies’ future business performance measured against a range of social, environmental and ethical issues.

     Novo Nordisk’s long-standing commitment to sustainable development forms part of the company’s qualitative risk management. In order to effectively manage reputation risks, Novo Nordisk systematically evaluates the social and environmental performance of the company’s suppliers. Through self-assessment, first-tier suppliers and contractors are

Stock Exchange Announcement No 19 / 2002	Page 8 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

required to document policies and practices. On labour standards and social performance, the assessment follows the principles of the United Nations Universal Declaration of Human Rights. By the end of 2002, 90% of key suppliers of raw materials, office materials and engineering are expected to have been evaluated on their social and environmental performance.

CALENDAR 2003

     Dates for the announcement of the Annual results for 2002, the Annual General Meeting and the quarterly releases for 2003 have been confirmed by the Board of Directors and are as follows:

6 February 2003 – Annual results 2002
25 March 2003 – Annual General Meeting 2003
30 April 2003 – Financial statement for the first quarter of 2003
6 August 2003 – Financial statement for the first half of 2003
29 October 2003 – Financial statement for the first nine months of 2003

CONFERENCE CALL

     At 16.30 CET today, corresponding to 10.30 am New York time, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under ‘Investors – Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

     The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

     Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

     Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 26 April 2002. Please also refer to the section ‘Financial Risk Factors’ in the Annual Financial Report 2001. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd, 29 October 2002
The Board of Directors
Novo Nordisk A/S

Stock Exchange Announcement No 19 / 2002	Page 9 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis Phone (direct): (+45) 4442 3573	Peter Haahr Phone (direct): (+45) 4442 1207

Palle Holm Olesen Phone (direct): (+45) 4442 6175

In North America:	In North America:
Susan Jackson Phone: (+1) 609 919 7776	Rasmus Jorgensen Phone (direct): (+1) 212 582 3676

     Further information on Novo Nordisk is available on the company’s internet homepage at the address: www.novonordisk.com

Stock Exchange Announcement No 19 / 2002	Page 10 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Appendix 1: 2002 and 2001 — quarterly numbers in DKK

	2002			2001				%change

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2001 – Q3 2002

	(Amounts in DKK million, except per share / ADR and number of employees)

Net turnover	6,445	6,553	5,481	6,460	5,965	6,001	5,350	8%

Gross profit	4,755	4,870	4,074	4,929	4,375	4,447	4,046	9%
Gross margin	73.8%	74.3%	74.3%	76.3%	73.3%	74.1%	75.6%

Sales and distribution costs	1,827	1,953	1,849	1,918	1,823	1,770	1,704	—
Percent of sales	28.3%	29.8%	33.7%	29.7%	30.6%	29.5%	31.9%
Research and development costs	1,063	1,023	950	1,183	953	980	854	12%
Percent of sales	16.5%	15.6%	17.3%	18.3%	16.0%	16.3%	16.0%
Administration costs	464	455	452	523	440	451	451	5%
Percent of sales	7.2%	6.9%	8.2%	8.1%	7.4%	7.5%	8.4%

Licence fees and other operating income	117	167	427	179	231	136	321	(49%)
Operating profit	1,518	1,606	1,250	1,484	1,390	1,382	1,358	9%
Operating margin	23.6%	24.5%	22.8%	23.0%	23.3%	23.0%	25.4%

Net financials	24	82	17	82	93	4	237	(74%)
Profit before tax	1,542	1,688	1,267	1,566	1,483	1,386	1,595	4%
Tax	540	591	443	558	534	499	574	1%
Minority interests	1	4	—	—	—	—	—	—

Net profit	1,003	1,101	824	1,008	949	887	1,021	6%

Depreciation and amortisation	302	296	299	273	270	265	273	12%

Shareholders’ funds	22,000	21,153	19,782	20,137	18,788	17,727	16,942	17%
Total assets	32,101	30,520	28,674	28,905	28,774	27,321	26,228	12%
Equity ratio	68.5%	69.3%	69.0%	69.7%	65.3%	64.9%	64.6%

Number of full-time employees end of quarter	18,041	17,925	17,561	16,141	16,074	15,410	14,473	12%

Earnings per share/ADR (in DKK)*	2.89	3.17	2.38	2.91	2.75	2.57	2.95	5%
Diluted earnings per share/ADR (in DKK)*	2.87	3.15	2.36	2.89	2.73	2.55	2.93	5%

Average number of shares outstanding (million) — basic EPS	347.0	346.8	346.7	345.8	345.7	345.7	345.6	—
Average number of shares outstanding (million) — diluted EPS	349.4	349.4	349.8	348.4	348.1	348.1	348.1	—

*	In accordance with the company’s accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q3 2002 have been calculated based on an average number of shares of 347,028,461. Diluted earnings per share/ADR, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 349,358,499.

Stock Exchange Announcement No 19 / 2002	Page 11 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Appendix 2: 2002 and 2001 — quarterly numbers in EUR

	2002			2001				%change

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2001 – Q3 2002

	(Amounts in EUR million, except per share / ADR and number of employees)

Net turnover	868	882	738	870	803	808	720	8%

Gross profit	640	656	549	664	589	599	545	9%
Gross margin	73.8%	74.3%	74.3%	76.3%	73.3%	74.1%	75.6%

Sales and distribution costs	246	263	249	258	245	238	229	—
Percent of sales	28.3%	29.8%	33.7%	29.7%	30.6%	29.5%	31.9%
Research and development costs	143	138	128	159	128	132	115	12%
Percent of sales	16.5%	15.6%	17.3%	18.3%	16.0%	16.3%	16.0%
Administration costs	63	61	61	71	60	61	61	5%
Percent of sales	7.2%	6.9%	8.2%	8.1%	7.4%	7.5%	8.4%

Licence fees and other operating income	16	22	57	24	31	18	43	(49%)
Operating profit	204	216	168	200	187	186	183	9%
Operating margin	23.6%	24.5%	22.8%	23.0%	23.3%	23.0%	25.4%

Net financials	4	11	3	11	13	1	32	(74%)
Profit before tax	208	227	171	211	200	187	215	4%
Tax	73	80	60	75	72	68	78	1%
Minority interests	—	1	—	—	—	—	—	—

Net profit	135	148	111	136	128	119	137	6%

Depreciation and amortisation	41	40	40	37	36	36	37	12%

Shareholders’ funds	2,962	2,848	2,663	2,711	2,530	2,387	2,281	17%
Total assets	4,322	4,109	3,861	3,892	3,874	3,678	3,531	12%
Equity ratio	68.5%	69.3%	69.0%	69.7%	65.3%	64.9%	64.6%

Number of full-time employees end of quarter	18,041	17,925	17,561	16,141	16,074	15,410	14,473	12%

Earnings per share/ADR (in EUR)*	0.39	0.43	0.32	0.39	0.37	0.35	0.40	5%
Diluted earnings per share/ADR (in EUR)*	0.39	0.42	0.32	0.39	0.37	0.34	0.39	5%

Average number of shares outstanding (million) — basic EPS	347.0	346.8	346.7	345.8	345.7	345.7	345.6	—
Average number of shares outstanding (million) — diluted EPS	349.4	349.4	349.8	348.4	348.1	348.1	348.1	—

     Note: Translated for convenience at the 30 September 2002 exchange rate of EUR 1.00 = DKK 7.4274

*	In accordance with the company’s accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q3 2002 have been calculated based on an average number of shares of 347,028,461. Diluted earnings per share/ADR, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 349,358,499.

Stock Exchange Announcement No 19 / 2002	Page 12 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

Appendix 3: Net turnover by therapy area and geographical area

	2002			2001				%change

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2001 – Q3 2002

	(Amounts in DKK million)

Net turnover total	6,445	6,553	5,481	6,460	5,965	6,001	5,350	8%

Net turnover by therapy area
Diabetes care	4,555	4,578	3,834	4,476	4,210	4,184	3,754	8%
Haemostasis management	909	926	800	843	754	769	730	21%
Growth hormone therapy	555	548	450	626	527	554	457	5%
Hormone replacement therapy	323	349	335	393	350	365	327	(8%)
Other	103	152	62	122	124	129	82	(17%)

Net turnover by geographical area*
Europe	2,780	2,808	2,406	2,945	2,578	2,620	2,410	8%
North America	1,557	1,498	1,354	1,331	1,345	1,385	1,216	16%
Japan & Oceania	1,051	1,119	879	1,308	1,111	1,163	916	(5%)
International Operations	1,057	1,128	842	876	931	833	808	14%

	2002			2001				%change

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2001 – Q3 2002

	(Amounts in EUR million)

Net turnover total	868	882	738	870	803	808	720	8%

Net turnover by therapy area
Diabetes care	613	616	516	603	567	563	505	8%
Haemostasis management	122	125	108	113	102	104	98	21%
Growth hormone therapy	75	74	61	84	71	75	62	5%
Hormone replacement therapy	43	47	45	53	47	49	44	(8%)
Other	15	20	8	17	16	17	11	(17%)

Net turnover by geographical area*
Europe	374	378	324	397	347	353	324	8%
North America	210	202	182	179	181	186	164	16%
Japan & Oceania	142	151	118	176	150	157	123	(5%)
International Operations	142	151	114	118	125	112	109	14%

     Note: Translated for convenience at the 30 September 2002 exchange rate of EUR 1.00 = DKK 7.4274

*	Europe: EU, EFTA, Poland, Czech Republic, Hungary and the Baltic countries North America: USA and Canada Japan & Oceania: Japan, Australia and New Zealand International Operations: All other countries

Stock Exchange Announcement No 19 / 2002	Page 13 of 13

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314